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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-21042

                           NOTIFICATION OF LATE FILING


             (Check One): [ ] Form 10-K      [ ] Form 11-K      [ ] Form 20-F

                          [X] Form 10-Q      [ ] Form N-SAR

             For Period Ended:  September 30, 1997

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K


     For the Transition Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________

_____________________________________________________________________________




                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  MOLTEN METAL TECHNOLOGY, INC.
Former name if applicable:___________________________________________________


Address of principal executive office (Street and number): 400-2 Totten Pond
Road

City, state and zip code: Waltham, Massachusetts 02154


                                     PART II
                             RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
    10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     As noted in the press release issued by the registrant on October 29, 1997 with respect to the registrant's preliminary third quarter results, the registrant is reviewing the carrying value of its investment in its Bay City, Texas facility pursuant to SFAS 121. Until this review is completed, the registrant's financial statements for the quarter ended September 30, 1997 cannot be completed. In addition, as described in the registrant's Form 10-Q for the quarter ended June 30, 1997, the registrant has been seeking to close a $20 million bond financing for its wholly-owned subsidiary, MMT of Tennessee Inc. Although the registrant completed a $20 million equity financing in September 1997 which it expected would facilitate completion of the bond financing, to date the registrant has been unable to close this financing. No assurances can be given as to whether the registrant will be able to close this bond financing on acceptable terms, if at all. In addition,in order to address both its short-term and long-term liquidity needs, the Company is pursuing various other financing opportunities, including equity and/or debt financing from private investors, and also is seeking a strategic partner to support one or more of the registrant's business segments. Without the completion of the bond financing or substantial additional financing, the Company will not have sufficient funds to continue normal operations after November 1997. As a result of the SFAS 121 review and the uncertainties related to the foregoing financing requirements, the registrant will be unable, without unreasonable effort or expense, to file its Form 10-Q for the quarter ended September 30, 1997 by the required November 14, 1997 filing date.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Ethan E. Jacks                         781                487-7626
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              (Name)                        (Area Code)       (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     As described in the press release issued by the registrant on October 29, 1997 with respect to the registrant's preliminary third quarter results, the registrant's preliminary net loss for the quarter ended September 30, 1997 was materially higher than the net loss for the quarter ended September 30, 1996, primarily due to a reduction in revenues from technology transfer fees and construction and research and development activities. The registrant incurred a preliminary net loss of $24.6 million for the quarter ended September 30, 1997 as compared to a net loss of $5.3 million for the nine months ended September 30, 1996, and a preliminary net loss of $73.9 million for the nine months ended September 30, 1997 as compared to a net loss of $5.6 million for the nine months ended September 30, 1996. Revenues for the third quarter of 1997 decreased to $6,428,000 from $15,076,000 in the third quarter of 1996, and decreased to $17,962,000 for the nine months ended September 30, 1997 from $55,303,000 for the nine months ended September 30, 1996.



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                          MOLTEN METAL TECHNOLOGY, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 14, 1997                    By:  /s/ F. Gordon Bitter
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                                               F. Gordon Bitter
                                               Chief Financial Officer







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